                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                    Under the Securities Exchange Act of 1934

                               Centura Banks, Inc.
                               -------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   15640T100
                                 --------------
                                 (CUSIP Number)

                          Alexander M. Donaldson, Esq.
                            Executive Vice President
                                       and
                                 General Counsel
                             Triangle Bancorp, Inc.
                              4300 Glenwood Avenue
                          Raleigh, North Carolina 27612
                                 (919) 881-0455
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 22, 1999
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

This Document Consists of 12 Pages.

An Exhibit Index Appears on Sequentially Numbered Page 12.

CUSIP No. 15640T100       Schedule 13D                              Page 2 of 12


1.   Name of Reporting Person: Triangle Bancorp, Inc.
     I.R.S. Identification No. 56-1764546

2.   Check the Appropriate Box if a Member of a Group (a) [ ]
                                                      (b) [ ]

3.   SEC Use Only

4.   Source of Funds:  WC, OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant To Items 2(d) or 2(e)          [ ]

6.   Citizenship or Place of Organization:  North Carolina

Number of           7.  Sole Voting Power:           0(1)
 Shares
Beneficially        8.  Shared Voting Power:         0(1)
 Owned by
   Each             9.  Sole Dispositive Power:      0(1)
 Reporting
  Person     10.  Shared Dispositive Power:    0(1)
   With

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:  0(1)

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                                   [X]

13.  Percent of Class Represented by Amount in Row 11:  0%(1)

14.  Type of Reporting Person:  HC, CO

-----------------------
(1) The Reporting Person and the Issuer have entered into a stock option agreement covering 2,256,000 shares of Centura Common Stock (as defined herein) or approximately 7.3% of the total shares that would be outstanding following exercise (including the shares issued upon exercise). Unless and until the option granted thereunder is exercised by the Reporting Person, the Reporting Person disclaims beneficial ownership of the shares covered by the stock option agreement.

CUSIP No. 15640T100       Schedule 13D                              Page 3 of 12


Item 1.  Security and Issuer.

     The title of the class of equity securities to which this Schedule 13D relates is the common stock, no par value per share, of Centura Banks, Inc. ("Centura") (the "Centura Common Stock"). The address of the principal executive offices of Centura is 134 North Church Street, Rocky Mount, North Carolina 27804.

Item 2.  Identity and Background.

     This statement is filed on behalf of Triangle Bancorp, Inc. ("Triangle"). Triangle is a North Carolina corporation with its principal executive offices at 4300 Glenwood Avenue, Raleigh, North Carolina 27612. Triangle is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and is principally engaged in the business of managing and controlling banks and activities closely related to banking.

     Filed as Schedule I to this Schedule 13D is a list of the executive officers and directors of Triangle containing the following information with respect to each such person: (a) name, (b) business address and (c) present principal occupation or employment, and the name and, if different than such person's business address, the address of any corporation or other organization in which such employment is conducted. Each person listed in Schedule I is a United States citizen.

     During the past five years, neither Triangle nor, to the best of Triangle's knowledge, any person named in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     It presently is anticipated that shares of Centura Common Stock as described in Item 4 would be purchased either with working capital or funds borrowed from one or more banks in the ordinary course of business; the identity of such bank or banks has not yet been determined.

Item 4.  Purpose of Transaction.

     Pursuant to an Agreement and Plan of Reorganization, dated as of August 22, 1999 (the "Reorganization Agreement"), by and between Triangle and Centura, and in consideration thereof, Centura issued an option to Triangle on August 22, 1999 (the "Option") to purchase, under certain conditions, up to 2,256,000 shares of Centura Common Stock subject to adjustment under certain circumstances at a purchase price of $56.87 per share, subject to adjustment pursuant to anti-dilution provisions (the "Purchase Price"). The Option was issued to Triangle pursuant to a stock option agreement, dated as of August 22, 1999 (the "Option

CUSIP No. 15640T100       Schedule 13D                              Page 4 of 12


Agreement"), between Triangle and Centura. Copies of the Reorganization Agreement and the Option Agreement are attached hereto as Exhibits 1 and 2, respectively, and are incorporated herein by reference and made a part hereof to the same extent as though set forth herein in full. Descriptions of certain provisions of the Reorganization Agreement and the Option Agreement set forth below are qualified in their entirety by reference to the Exhibits.

     The Reorganization Agreement provides, among other things, for the merger (the "Merger") of Triangle with and into Centura Merger Subsidiary, Inc. ("Merger Subsidiary"), a wholly-owned subsidiary of Centura, with Merger Subsidiary as the surviving corporation, pursuant to a Plan of Merger to be entered into by and between Triangle and Merger Subsidiary (the "Plan of Merger"). A copy of the form of the Plan of Merger is attached hereto as Exhibit 3, and is incorporated herein by reference and made a part hereof to the same extent as though set forth herein in full. Descriptions of certain provisions of the Plan of Merger set forth below are qualified in their entirety by reference to Exhibit 3. Upon consummation of the Merger, which is subject to the approval of the Triangle and Centura stockholders, regulatory approvals, and the satisfaction or waiver of various other terms and conditions, each share of Triangle Common Stock (subject to certain exceptions) issued and outstanding will be converted into 0.45 shares, subject to possible adjustment under certain circumstances as set forth in the Plan of Merger, of Centura Common Stock, no par value per share (the "Exchange Ratio"). The Reorganization Agreement also provides that both Triangle and Centura will operate its respective business in the usual, regular and ordinary course and will not take or agree to take certain actions (described in the Reorganization Agreement) with respect to its business without the prior written consent of the other party.

     Under the Reorganization Agreement, Triangle has the right to terminate the Reorganization Agreement during the ten-day period commencing two days after the Determination Date (as defined in the Reorganization Agreement) if (i) the Average Closing Price (as defined in the Reorganization Agreement) of Centura Common Stock is less than the product of .80 and the Starting Price (as defined in the Reorganization Agreement), and (ii) (a) the quotient obtained by dividing the Average Closing Price by the Starting Price (such number being referred to herein as the "Centura Ratio") shall be less than (b) the quotient obtained by dividing the Index Price (as defined in the Reorganization Agreement) on the Determination Date by the Index Price on the Starting Date (as defined in the Reorganization Agreement) and subtracting 0.15 from the quotient. Centura has the right to elect to adjust the Exchange Ratio in accordance with the terms of the Reorganization Agreement, and thereby eliminate Triangle's right to terminate the Reorganization Agreement.

     The Option Agreement was executed to facilitate the consummation of the Merger and provides that if (i) Triangle is not in material breach of the Option Agreement or the Reorganization Agreement, and (ii) no injunction against delivery of the shares covered by the Option is in effect, Triangle may exercise the Option in whole or in part, at any time and from time to time following the occurrence of certain events (each a "Purchase Event") and prior to the termination of the Option, including, among others:

1. Centura shall have authorized, recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or entered into an agreement with any person


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CUSIP No. 15640T100       Schedule 13D                              Page 5 of 12


(other than Triangle or any subsidiary of Triangle) to effect (each an "Acquisition Transaction") (1) a merger, consolidation or similar transaction involving Centura or its subsidiaries (with certain exceptions), (2) the sale, lease, exchange or other disposition of 20% or more of the consolidated assets of Centura and its subsidiaries, or (3) the issuance, sale or other disposition of 20% or more of the voting securities of Centura or any of its subsidiaries; or

2. any third party (other than Triangle or any subsidiary of Triangle) acquires, or obtains the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Centura Common Stock;

provided, however, that the Option will terminate upon the earliest of: (i) the Effective Time; (ii) termination of the Reorganization Agreement in accordance with its terms (other than a termination of the Reorganization Agreement by Triangle in the event of a material breach of a representation (but only if such termination was a result of a willful breach by Centura), warranty, covenant or agreement by Centura (each a "Default Termination")) prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (as defined below); (iii) 12 months after a Default Termination; and (iv) 12 months after any termination of the Reorganization Agreement (other than a Default Termination) following the occurrence of a Purchase Event or a Preliminary Purchase Event. For purposes of the Option Agreement, a "Preliminary Purchase Event" means (A) the commencement by any third party of a tender or exchange offer to purchase 15% or more of the outstanding shares of Centura Common Stock, or (B) the occurrence of certain circumstances surrounding the failure of the stockholders of Centura to approve the Reorganization Agreement, the failure to hold a meeting of the Centura stockholders to approve the Reorganization Agreement or the withdrawal or modification in a manner adverse to Triangle of the recommendation of Centura's Board of Directors with respect to the Reorganization Agreement.

     At the request of Triangle at any time, beginning on the first occurrence of certain events (each a "Repurchase Event"), including, among others, the acquisition by a third party of 50% or more of the outstanding shares of Centura Common Stock, and ending upon the earlier of 18 months immediately thereafter or termination of the Option, Centura will repurchase from Triangle (i) the Option, and (ii) all shares of Centura Common Stock purchased by Triangle pursuant to the Option Agreement, at a specified price.

     Upon the occurrence of certain events set forth in the Option Agreement generally relating to the merger of Centura with, or sale by Centura of substantially all of its assets to, a third party (other than Triangle or a subsidiary of Triangle), the Option will, upon the consummation of any such transaction and upon the terms and conditions set forth in the Option Agreement, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of Triangle, of either the Acquiring Corporation (as defined in the Option Agreement) or any person that controls the Acquiring Corporation (in each case, such person being referred to as the "Substitute Option Issuer"). The Substitute Option will have terms as similar as possible to, and not less advantageous to Triangle than, those of the Option.

     Except as otherwise set forth in Items 4, 5 and 6 hereof and the Exhibits to this Schedule 13D (which are hereby incorporated by reference herein and made a part hereof

CUSIP No. 15640T100       Schedule 13D                              Page 6 of 12


to the same extent as though set forth herein in full), Triangle does not now have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of Centura, or the disposition of securities of Centura; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Centura or any of its subsidiaries; (iii) any change in the present Board of Directors or management of Centura, including any change in the number or term of Centura directors or the filling of any existing vacancies on the Board of Directors of Centura; (iv) any material change in the present capitalization or dividend policy of Centura; (v) any other material change in the business or corporate structure of Centura; (vi) changes in Centura's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Centura by any person; (vii) causing a class of securities of Centura to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (viii) a class of equity securities of Centura becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

     In connection with executing the Reorganization Agreement, Centura and Triangle also entered into a stock option agreement pursuant to which Triangle granted to Centura an option to purchase up to 5,014,000 shares of Triangle Common Stock (representing 19.9% of the outstanding shares of Triangle Common Stock without giving effect to the exercise of the option, or approximately 16.6% after taking into consideration the issuance of all 5,014,000 shares), at a purchase price of $18.00 per share, upon certain terms and in accordance with certain conditions comparable to those set forth in the Option Agreement.

     Under the terms of each of the two stock option agreements between Triangle and Centura, the Total Profit (as defined in the stock option agreements) and the Notional Total Profit (as defined in the stock option agreements) that a holder may realize under the stock option agreement may not exceed $25 million.

Item 5.  Interest in Securities of the Issuer.

     The 2,256,000 shares of Centura Common Stock which are purchasable by Triangle upon exercise of the Option are equal to approximately 7.9% of Centura Common Stock, based on the 28,465,362 shares of Centura Common Stock issued and outstanding on August 22, 1999, before taking into consideration the 2,256,000 shares of Centura Common Stock that would be issued pursuant to the Option (or approximately 7.3% after taking into consideration such shares).

     The Option Agreement contains anti-dilution provisions which provide that the number of shares of Centura Common Stock issuable upon exercise of the Option and the Purchase Price will be adjusted upon the happening of certain events, including the payment of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction, as set forth in the Option Agreement. If any additional shares of Centura Common Stock are issued after the date of the Option Agreement other than those described in the preceding sentence and shares issued upon exercise of the Option, the number of shares subject to the Option shall be adjusted so that such number of shares following such issuance (taking

CUSIP No. 15640T100       Schedule 13D                              Page 7 of 12


into account the shares previously issued pursuant to the Option) shall not exceed the lesser of (i) 8.2% of the number of shares of Centura Common Stock then issued and outstanding without giving effect to the Option and (ii) that minimum number of shares of Centura Common Stock which when aggregated with other shares of Centura Common Stock beneficially owned by Triangle or any of its affiliates would cause the provisions of any Takeover Laws (as defined in the Reorganization Agreement) of the North Carolina Business Corporation Act to be applicable to the Merger. Triangle expressly disclaims any beneficial ownership of the shares of Centura Common Stock which are purchasable by Triangle upon exercise of the Option because the Option is exercisable only in the circumstances referred to in Item 4 above, none of which has occurred as of this date.

     To the best of Triangle's knowledge, as of September 1, 1999, the following executive officers and directors of Triangle beneficially owned the following amounts of Centura Common Stock: Michael S. Patterson--902 shares;(1) Robert E. Branch--1,005 shares; Debra L. Lee--10,000 shares;(2) Steven R. Ogburn--430 shares; George W. Holt--704 shares; and William R. Pope--195 shares. On July 21, 1999, Mr. Patterson sold 1,000 shares of Centura Common Stock at a price of $56.00 per share.

     Other than as set forth in this Item 5, (i) neither Triangle nor any subsidiary or affiliate of Triangle or, to the best of Triangle's knowledge, any of its or their executive officers or directors beneficially owns any shares of Centura Common Stock, and (ii) there have been no transactions in the shares of Centura Common Stock effected during the past 60 days by Triangle, nor to the best of Triangle's knowledge, by any subsidiary or affiliate of Triangle or any of its or their executive officers or directors.

     No other person is known by Triangle to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Centura Common Stock obtainable by Triangle upon exercise of the Option.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than the Reorganization Agreement and the Option Agreement, copies of which (excluding certain exhibits) are incorporated by reference herein, to the best of Triangle's knowledge there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above and between such persons and any person with respect to any securities of Centura.

Item 7.  Material to be Filed as Exhibits.

1. Agreement and Plan of Reorganization, dated as of August 22, 1999, by and between Centura Banks, Inc. and Triangle Bancorp, Inc.

2. Stock Option Agreement, dated as of August 22, 1999, by and between Triangle Bancorp, Inc. and Centura Banks, Inc.

3. Form of Plan of Merger by and between Centura Merger Subsidiary, Inc. and Triangle Bancorp, Inc.

-------------------------
(1)Includes 149 shares owned by Mr. Patterson's wife and 287 shares owned by Mr. Patterson's minor children, with respect to which Mr. Patterson acts as custodian. Mr. Patterson disclaims beneficial ownership of these 436 shares.

(2)Represents 10,000 shares owned by Ms. Lee's husband, as to which Ms. Lee disclaims beneficial ownership.

CUSIP No. 15640T100       Schedule 13D                              Page 8 of 12


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  September 1, 1999                Triangle Bancorp, Inc.



                                             By: /s/ Alexander M. Donaldson
                                                 --------------------------

                                                Alexander M. Donaldson,
                                                Executive Vice President and
                                                General Counsel

CUSIP No. 15640T100       Schedule 13D                              Page 9 of 12


                                   SCHEDULE I

Following is a list of the executive officers and directors of Triangle Bancorp, Inc. as of September 1, 1999:

Executive Officers:

Name                                               Office
----                                               ------
-------------------------------------------------------------------------------------------------------
Michael S. Patterson                          President and Chief Executive Officer
-------------------------------------------------------------------------------------------------------
Robert E. Branch                              Executive Vice President
-------------------------------------------------------------------------------------------------------
Debra L. Lee                                  Executive Vice President and Chief Financial Officer
-------------------------------------------------------------------------------------------------------
Steven R. Ogburn                              Executive Vice President
-------------------------------------------------------------------------------------------------------
Edward O. Wessell                             Executive Vice President
-------------------------------------------------------------------------------------------------------

The business address for each executive officer is Triangle Bancorp, Inc., 4300 Glenwood Avenue, Raleigh, North Carolina 27612.

CUSIP No. 15640T100       Schedule 13D                             Page 10 of 12


Directors:

Name and Occupation                          Business or Residence Address
-------------------                          -----------------------------
-------------------------------------------------------------------------------------------------------
Carole S. Anders                             845 Holt Drive
Civic Leader                                 Raleigh, NC 27608
-------------------------------------------------------------------------------------------------------
Charles H. Ashford, Jr.                      111 Bernhurst Road
Retired                                      New Bern, NC 28560-5000
Physician
Former Vice President of Medical Affairs,
Craven Regional Medical Authority
-------------------------------------------------------------------------------------------------------
John A. Barker                               1529 Jeremy Lane
Businessman                                  Rocky Mount, NC 27803
-------------------------------------------------------------------------------------------------------
Edwin B. Borden                              Borden Manufacturing Company
President                                    801 N. William Street
The Borden Manufacturing Company             Goldsboro, NC 27533
-------------------------------------------------------------------------------------------------------
Robert E. Bryan, Jr.                         Prime Express
Chairman and Partner                         2557 Ravenhill Road, Suite 1-C
Prime Express, Inc.                          Fayetteville, NC 28303
-------------------------------------------------------------------------------------------------------
David T. Clancy                              Clancy & Theys Construction Company
President                                    516 West Cabarrus Street
Clancy & Theys Construction Company          Raleigh, NCC 27603
-------------------------------------------------------------------------------------------------------
N. Leo Daughtry                              Daughtry, Woodard, Lawrence and Starling
Attorney                                     405 East Market Street
Daughtry, Woodard, Larence & Starling,       Smithfield, NC 27577
L.L.P.
-------------------------------------------------------------------------------------------------------
Willie S. Edwards                            180 Riverwalk Drive
Retired                                      Washington, NC 27889
Former General Partner, L&B Associates
-------------------------------------------------------------------------------------------------------
James P. Godwin, Sr.                         Godwin Manufacturing Co., Inc.
President, Godwin Manufacturing Co. Inc.,    Highway 421 East
and Godwin and Gonzalez Specialty Equipment, Dunn, NC 28334
Inc.
-------------------------------------------------------------------------------------------------------
Robert L. Guthrie                            Asura Corporation
President and Chief Executive Officer        4309 Emperor Boulevard
Asura Corporation                            Durham, NC 27703
-------------------------------------------------------------------------------------------------------
B.W. Harris, III                             Harris, Harris & Company
Owner                                        4235 University Drive
Harris Harris and Company PLLC               Durham, NC 27707
-------------------------------------------------------------------------------------------------------
John B. Harris, Jr.                          3343 Ridgecrest Court
Retired                                      Raleigh, NC 27607
Former President, Winston Hospitality, Inc.
-------------------------------------------------------------------------------------------------------

CUSIP No. 15640T100       Schedule 13D                             Page 11 of 12


-------------------------------------------------------------------------------------------------------
George W. Holt                               207 High Street
Retired                                      Whiteville, NC 28472
Former Executive Vice President, Triangle
Bank
-------------------------------------------------------------------------------------------------------
Earl Johnson, Jr.                            Carolina Crane Corp.
Chairman                                     6101 Triangle Drive
Southern Industrial Constructors, Inc.       Raleigh, NC 27613
-------------------------------------------------------------------------------------------------------
Michael A. Maxwell                           122 Porter Place
Senior Scientist                             Chapel Hill, NC 27514
-------------------------------------------------------------------------------------------------------
Wendell H. Murphy                            Murphy Family Farms
President                                    4134 U.S. Highway 117
Murphy Family Farms and Murphy Milling Co.   Rose Hill, NC 28458
-------------------------------------------------------------------------------------------------------
Michael S. Patterson                         Triangle Bancorp, Inc.
Chairman, President, and Chief Executive     4300 Glenwood Avenue
Officer                                      Raleigh, North Carolina 27612
Triangle Bancorp, Inc.
-------------------------------------------------------------------------------------------------------
Patrick H. Pope                              Pope & Tart
Partner                                      403 West Broad Street
Pope & Tart                                  Dunn, NC 28334
-------------------------------------------------------------------------------------------------------
William R. Pope                              Pope Distributing Co.
President and Chairman of the Board          510 South Church Street
Pope Enterprises, Inc.                       Coats, NC 27521
-------------------------------------------------------------------------------------------------------
Beverly B. Poston                            Bahakel Communications, Inc.
Executive Vice President and Chief Operating One Television Place
Officer, Bahakel Communications, Inc.        Charlotte, NC 28205
-------------------------------------------------------------------------------------------------------
Edythe M. Poyner                             Capital Land Investment Company
President                                    3600 Glenwood Avenue, #101
Capital Land Investment Company              Raleigh, NC 27612
-------------------------------------------------------------------------------------------------------
J. Dal Snipes                                Snipes Insurance Service, Inc.
President                                    608 West Broad Street
Snipes Insurance Service, Inc.               Dunn, NC 28334
-------------------------------------------------------------------------------------------------------
Charles J. Stewart                           Triangle Bank
Executive Vice President                     302 West Main Street
Triangle Bank                                Durham, NC 27702
-------------------------------------------------------------------------------------------------------
N. Johnson Tilghman                          Johnson Tilghman, Attorney
Attorney                                     141-B Technology Drive
                                             Garner, NC 27529
-------------------------------------------------------------------------------------------------------
Sydnor M. White, Jr.                         Graham Realty, Inc.
President                                    403 East Six Forks Road
Graham Realty, Inc.                          Raleigh, NC 27609
-------------------------------------------------------------------------------------------------------
J. Blount Williams                           Alfred Williams & Company
President                                    1813 Capital Boulevard
Alfred Williams & Co.                        Raleigh, NC 27604
-------------------------------------------------------------------------------------------------------

CUSIP No. 15640T100       Schedule 13D                             Page 12 of 12


                                  EXHIBIT INDEX

                                                                   Location in
                                                                   Sequentially
                                                                   Numbered Copy
                                                                   -------------
Exhibit 1     Agreement and Plan of Reorganization,
              dated as of August 22, 1999, by and
              between Centura Banks, Inc. and
              Triangle Bancorp, Inc. Filed herewith.

Exhibit 2     Stock Option Agreement, dated as of
              August 22, 1999, by and between
              Triangle Bancorp, Inc. and Centura
              Banks, Inc. Filed herewith.

Exhibit 3     Form of Plan of Merger by and
              between Centura Merger Subsidiary,
              Inc. and Triangle Bancorp, Inc. Filed
              herewith.